Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone:	819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax:	819 363-5155
Kingsey Falls (Québec) Canada J0A 1B0
www.cascades.com

Cascades reports on shareholders’ voting results for the election of directors

Kingsey Falls, Québec, May 10, 2016 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and paper tissue products, held its Annual General Meeting on May 5, 2016. The nine (9) candidates proposed as directors were duly elected directors of the Corporation by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting, as follows:

	VOTES FOR		VOTES WITHHELD
Nominee	Number	%	Number	%
Alain Lemaire	65,528,319	95.95	2,769,233	4.05
Louis Garneau	67,563,761	98.93	733,791	1.07
Sylvie Lemaire	68,182,215	99.83	115,337	0.17
David McAusland	67,430,987	98.73	866,565	1.27
Georges Kobrynsky	68,161,152	99.80	136,400	0.20
Elise Pelletier	66,706,949	97.67	1,590,603	2.33
Sylvie Vachon	65,939,151	96.55	2,358,401	3.45
Laurence G Sellyn	66,199,852	96.93	2,097,700	3.07
Mario Plourde	66,815,724	97.83	1,481,828	2.17

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs 11,000 men and women, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

For further information:

Media:	Source:
Hugo D’Amours	Robert F. Hall
Vice-President, Communications and Public Affairs	Chief Legal Officer and Corporate Secretary
819-363-5184

Investors:	Also follow us on social medias:
Jennifer Aitken, MBA	Website: www.cascades.com
Director, Investor Relations	Twitter: twitter.com/@CascadesInvest
514-282-2697	Facebook : facebook.com/Cascades
YouTube : youtube.com/Cascades